UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

SURGE COMPONENTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

868908104

(CUSIP Number of Class of Securities)

Ira Levy

Surge Components, Inc.

95 East Jefryn Blvd.

Deer Park, New York 11729

(631) 595-1818

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:

Barry I. Grossman, Esq.

David Selengut, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of Americas, 11th Floor

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,150,000	$828.69

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 5,000,000 shares of the outstanding common stock, $0.001 par value per share, of Surge Components, Inc. at a price of $1.43 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Surge Components, Inc., a Nevada corporation (“Surge” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 5,000,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price of $1.43 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 3, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), which together, as they may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Surge Components, Inc. The address of the Company’s principal executive offices is 95 East Jefryn Boulevard, Deer Park, NY 11729. The Company’s telephone number is (631) 595-1818.

(b) This Schedule TO relates to the Shares of Surge. As of February 2, 2017, there were 10,224,431 issued and outstanding shares (and 352,000 shares reserved for issuance upon exercise of all outstanding stock options). The information set forth on the cover page of the Offer to Purchase, in the section of the Offer to Purchase titled “Introduction” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Surge Components, Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Tender Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

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(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Tender Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

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(b) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning Surge”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) Surge is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

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ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 3, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by the Company on February 3, 2017.

(d)(1)	Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc., Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs and Martin Novick, and Messrs. Michael D. Tofias and Bradley P. Rexroad (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 23, 2016).

(d)(2)	Surge Components, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Form 10 filed on November 5, 2010).

(d)(3)	Surge Components, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form 10-K filed on February 26, 2016).

(d)(4)	Rights Agreement, dated as of October 7, 2016, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Form 8-K filed on October 7, 2016).

(d)(5)	Certificate of Designation of Series D Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 7, 2016).

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SURGE COMPONENTS, INC.

By:	/s/ Ira Levy
Name:	Ira Levy
Title:	Chief Executive Officer and Chief Financial Officer

Date: February 3, 2017

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 3, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by the Company on February 3, 2017.

(d)(1)	Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc., Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs and Martin Novick, and Messrs. Michael D. Tofias and Bradley P. Rexroad (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 23, 2016).

(d)(2)	Surge Components, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Form 10 filed on November 5, 2010).

(d)(3)	Surge Components, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form 10-K filed on February 26, 2016).

(d)(4)	Rights Agreement, dated as of October 7, 2016, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Form 8-K filed on October 7, 2016).

(d)(5)	Certificate of Designation of Series D Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 7, 2016).

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